NDI
National Datacomputer, Inc.



                                                                  April 29, 2008

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re:  National Datacomputer, Inc.
     Preliminary Proxy Statement on Schedule 14A
     Filed on April 9, 2008
     File No. 000-15885

Ladies and Gentlemen:

     National Datacomputer, Inc. (the "Company"), hereby submits this letter as a supplement to the letter submitted on behalf of the Company, by our counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., in response to comments contained in a letter dated April 18, 2008 from David L. Orlic of the Securities and Exchange Commission (the "Commission" or the "Staff") to Anthony Stafford, the Chairman of the Company's Board of Directors. This letter refers to the Company's Preliminary Proxy Statement on Schedule 14A and the first amendment to the Company's Preliminary Proxy Statement on Schedule 14A, which was filed on April 23, 2008 (together, the "Proxy Filings").

     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Proxy Filings; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Proxy Filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                                       Yours truly,

                                                       /s/ Bruna Bucacci

                                                       Bruna Bucacci
                                                       Chief Accounting Officer

cc:  SECURITIES AND EXCHANGE COMMISSION
              Katherine Wray, Esq.
              Mark P. Shuman, Esq.

     NATIONAL DATACOMPUTER, INC.
              Anthony Stafford

     MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.
              Neil H. Aronson
              Marianne Staniunas